July 15, 2005

Mr. Wyatt L. Hogan
GP Natural Resource Partners LLC
601 Jefferson, Suite 3600
Houston, Texas 77002

Re:	Natural Resource Partners L.P.
		Registration Statement on Form S-3
      Filed June 28, 2005
	File No. 333-126186

	Form 8-A
	Filed June 28, 2005
	File No. 01-31465

Dear Mr. Hogan:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. You have omitted known information and you include information that was already outdated at the time you filed this registration statement. Please file an amended Form S-3 that includes current and complete information. A number of the following comments relate to these deficiencies, but you will need to review the document generally to ensure that it is current and complete.
2. Provide the estimated per share price range of the subordinated units or advise us of the proposed price range. You will need to amend to include a definitive price range prior to effectiveness. If accurate, you may indicate that units will be offered at the specified offering price until such time as they are traded on the NYSE.
3. In that regard, it is unclear why you indicate on the prospectus cover page that you will provide information in the supplement relating to the "expected trading market, if any, for the subordinated units." On the same day that you filed this Form S-3, you also filed a registration statement on Form 8-A relating to the subordinated units. The Form 8-A indicates that the units are to be registered on the NYSE.
4. Include in the prospectus a complete description of the subordinated units the resale of which you intend to register. In that regard, at page 50 you suggest that the description appears in the Form 8-A filed the same day, but the Form 8-A suggests that the description can be found in the Rule 424(b) prospectus. Also file an amended Form 8-A that includes current and complete information in that regard.

Description of Our Units, page 18

Transfer of Subordinated Units and Common Units, page 18

5. We note that each purchaser of the subordinated units and common units must execute a transfer application which includes a request to be admitted as a substituted limited partner, but that the general partner may withhold its consent in its sole discretion. Add a risk factor that clarifies how these provisions might impact the free transferability and potential market value of the units.

Selling Unitholder, page 49

6. Rather than indicating that you will include this information in the prospectus supplement, include in the next amendment to the Form
S-3 all the information you currently omit from this section. In addition, describe the affiliation(s) among the selling unitholder and you or your affiliates, and explain how FRC-WPP obtained the securities. Disclose whether it is a broker-dealer or an affiliate of a broker-dealer. We may have additional comments.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Jason Wynn at (202) 551-3756 or Timothy
Levenberg, Special Counsel, at (202) 551-3707 with any questions.
Direct all correspondence to the following ZIP code:  20549-7010.

									Sincerely,



									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            T. Levenberg

            via facsimile
            Dan A. Fleckman
            Vinson & Elkins L.L.P.
            (713) 615-5859
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Mr. Wyatt L. Hogan
GP Natural Resource Partners LLC
July 15, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010